Schering AG strengthens Therapeutics business

Berlin, Germany, August 8, 2001; Schering AG, Germany (FSE: SCH, NYSE: SHR), announced today that it has in-licensed the innovative cardiovascular product fasudil from the Japanese pharmaceutical company Asahi Kasei Corporation, Tokyo.

The intravenous formulation of fasudil is already approved on the Japanese market for the indication of ischemia. An oral formulation of fasudil will be developed jointly by Schering AG and Asahi Kasei for the treatment of angina pectoris. The licensing rights of Schering AG include rights for marketing and sales of fasudil in the US and Europe.

"We are happy to announce this agreement with Asahi Kasei, which will strengthen our product portfolio in the cardiovascular sector especially in the US and Europe," said Dr. Joachim-Friedrich Kapp, Head of Schering's Therapeutics business area. "Angina pectoris is one of the most common cardiovascular diseases and we are excited about the future opportunity to offer physicians and patients a new and innovative treatment option." Angina pectoris, which affects an estimated 15 million people in Europe and the US, is a severe coronary illness regarded as a preliminary stage of heart attack. The development of fasudil for the indication of angina pectoris is currently in the clinical trial stage, and early indications are promising. The active substance fasudil was developed by Asahi Kasei for the treatment of insufficient blood circulation. For this indication it is marketed in Japan under the trade name "Eril(R) Injection S".

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, August 8, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
 eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de